June 20, 2011

VIA EDGAR and FACSIMILE

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, CA 94404

Kathleen Collins, Accounting Branch Chief

Robert Benton, Senior Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Electronics For Imaging, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 9, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 10, 2011
File No. 000-18805

Dear Ms. Collins and Mr. Benton:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated June 6, 2011 (“Comment Letter”) from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 9, 2011 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 10, 2011 (“Form 10-Q”).

For the Staff's convenience, we have reproduced below the comments from the Staff in bold, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K and Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note your disclosure on pages 21 and 123 that you have sales in the Middle East and Africa, regions that include Iran, Syria, and Sudan. The referenced countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, present, and anticipated contacts with Iran, Syria, and Sudan, whether through subsidiaries, distributors, dealers, resellers, or other direct or indirect arrangements, since your letter to us dated February 7, 2008. Your response should describe any products, equipment, components, technology, services, or information that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: In response to the Commission’s comment, the Company respectfully advises the Staff that for the referenced period neither the Company nor its subsidiaries sold products, technologies, or services, through direct or, to the knowledge of the Company, indirect arrangements, into Iran, Syria or Sudan. The Company and its subsidiaries have no current or anticipated plans to sell any products, technologies or services, directly or indirectly, into Iran, Syria or Sudan. The Company and its subsidiaries have a policy against such sales, as well as automated systems, manual procedures, and contractual requirements designed to prevent both direct and indirect sales into Iran, Syria or Sudan.

In response to the Commission’s request for information regarding the nature and extent of any past, present and anticipated contacts, directly or indirectly, with Iran, Syria or Sudan since February 7, 2008, the Company advises the Staff that the Company and its subsidiaries periodically receive queries and requests regarding its print-related products and services from contacts in these countries. Such contacts are generated through the Company’s websites, tradeshow participation, and its sales force, and may be reflected in certain databases within the Company. However, the Company’s policies prohibit and systems are designed to prevent and restrict further contact with, and sales to, these individuals and their related entities.

To the Company’s knowledge, there have been no agreements, commercial arrangements, or other contacts by the Company or its subsidiaries with the governments of Iran, Syria or Sudan or entities affiliated therewith. The Company and its subsidiaries have no current or anticipated business contacts with the governments of Iran, Syria or Sudan, and have a policy against such contacts.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision, page 49

2.	Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. Tell us which countries impacted the foreign tax rate differential for each period presented as disclosed in your rate reconciliation table in Note 11. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response. In response to the Staff’s request that we explain in greater detail the nature and location of our high and low tax jurisdictions and how those jurisdictions relate to, or impact, our foreign and domestic effective tax rates, we respectfully advise the Staff that our high tax jurisdiction is the United States and our low tax jurisdictions are the Cayman Islands and the Netherlands. The Cayman Islands do not tax corporate income. The statutory tax rate in the Netherlands is 25%. Tax rates in other tax jurisdictions do not materially impact our foreign tax rate differential.

The most significant factor impacting the foreign tax rate differential is the portion of pre-tax operating income (loss) attributable to foreign operations as opposed to U.S. operations. We explained fluctuations in U.S. and foreign pre-tax operating income (loss) for each of the years ended December 31, 2010, 2009, and 2008 on page 49 of our Form 10-K. For example, on page 49 of our Form 10-K, we explained the foreign pre-tax operating income of $17.2 million for the year ended December 31, 2010 as follows:

“The pre-tax income attributable to foreign operations included restructuring and other costs of $1.3 million, Radius acquisition-related transaction costs of $1.2 million, amortization of identified intangibles of $0.9 million, excess solvent inventory and related end-of-life purchases of $1.4 million, and asset impairment of $0.4 million.”

Our international intellectual property and distribution rights (“supply chain structure”) are utilized by Electronics For Imaging International, a subsidiary located in the Cayman Islands (“Cayman subsidiary”) and Electronics For Imaging BV, a subsidiary located in the Netherlands (“Dutch subsidiary”). For the year ended December 31, 2010, no change in our business operations was under consideration that would materially impact our results from operations. The operating results from both our Cayman subsidiary and Dutch subsidiary significantly impact our foreign tax rate differential.

In addition, we respectfully advise the Staff that we disclosed the impact of the foreign tax rate differential in Item 1A: Risk Factors on page 27 of Form 10-K as follows:

“…our effective tax rate in the future may be impacted by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and new information discovered during the preparation of our tax returns.”

We will continue to disclose the impact of the foreign tax rate differential on our tax benefit (provision) in various sections of Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Form 10-K, in relevant future filings. Further, we will expand our discussion, as it relates to our supply chain structure, for our material low tax jurisdictions, the impact of changes in the geographic mix of earnings on our effective tax rate, and will provide a discussion of the impact of potential changes in operations, when appropriate, on the effective tax rate in our MD&A in future filings, as illustrated below.

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions as disclosed on page 57 of our Form 10-K. Most of this income is earned in jurisdictions with tax rates materially lower than the statutory U.S. tax rate of 35%. While we currently do not foresee a need to repatriate the earnings of these operations, should we require more capital in the U.S. than is generated by our U.S. operations, we may elect to repatriate funds held in our foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, the cash payment of taxes and/or increased interest expense.

We will also expand our discussion to specify that changes to either our current supply chain structure or changes to existing U.S. income tax law with respect to the deferral of taxation on earnings outside of the U.S. in combination with our current intention to permanently reinvest all earnings from our foreign subsidiaries could have a material impact on our effective tax rate.

Consolidated Financial Statements

Note 1. The Company and Its Significant Accounting Policies

Revenue Recognition, page 81

3.	We note for certain transactions, where payment is contingent upon installation, the revenue related to the portion of the payment for installation is deferred until installation is complete. Tell us of the nature of the installation services and the products with which you provide such services. Also, explain further how you determined these arrangements meet the separation criteria of ASC 605-25-25 and how you considered SAB Topic 13.A.1.c in determining whether the remaining installation services are inconsequential or perfunctory.

Response. We respectfully advise the Staff that we provide installation services for our Inkjet line of products. Super-wide format printers and industrial packaging printers must be calibrated and configured in our customers’ facilities for optimum utilization with other equipment, if any, and to meet any unique customer requirements. Wide format printer installation is not significant due to the minimal time and materials required. Wide format installation is less than four hours.

To determine whether it is appropriate to account for printer installation services as a separate unit of accounting, we must first conclude whether the sale of the related printer constitutes a separate unit of accounting in accordance with the separation criteria enumerated in ASC 605-25-25 as follows:

a.	Our printers have value to our customers on a standalone basis. Our sales contracts do not preclude our customers from reselling our printers on a standalone basis. If installation services are provided, they are not essential to the performance of the related printer. Consequently, if our customer resells the printer, they would not sell the related installation services.

b.	We do not have objective and reliable evidence of the fair value of our printer installation services. We have never sold such installation services or other interchangeable services on a standalone basis and we have no information regarding competitor practices regarding their sales of such services.

c.	There is generally no right of return with respect to our printers.

Accordingly, our printers and the related installation services constitute a single unit of accounting. SAB Topic 13.A.3.c.Q1 provides that “Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.” Accordingly, it is appropriate to recognize printer and installation revenue upon delivery when the requirements of SAB 104 have been met if the installation services are inconsequential and perfunctory.

To determine whether our printer installation services are considered to be inconsequential and perfunctory, we considered the requirements of SAB Topic 13.A.3.c.Q2 as follows:

•	We have a demonstrated history of completing printer installations in a timely manner and reliably estimating their costs.

•	The cost and time to perform printer installations have historically not varied significantly from one customer to another.

•	The skills and equipment required to complete printer installations are specialized, but such skills and equipment are readily available in the marketplace.

•	Printer installation costs are immaterial consisting of minor labor (i.e., two to four days) and materials (i.e., nuts and bolts).

•	The period before the remaining obligation will be extinguished is short, generally two to four days.

Since we have determined that our printer installation services are inconsequential and perfunctory in accordance with SAB Topic 13.A.3.c., it is appropriate to recognize revenue for both the printer and any related installation services upon delivery. However, SAB Topic 13.A.3.c.Q3 further states “If it is determined that the undelivered service is not essential to the functionality of the delivered product, but a portion of the contract fee is not payable until the undelivered service is delivered, the staff would not consider that obligation to be inconsequential or perfunctory. Generally, the portion of the contract price that is withheld or refundable should be deferred until the outstanding service is delivered because that portion would not be realized or realizable.” We deferred revenue with respect to an immaterial amount of revenue in 2008 and 2009 because a percentage of the customer payment was contingent upon installation. We had no such payment contingencies with respect to any printer installation revenues recognized during the year ended December 31, 2010.

Our Fiery products do not require installation services.

The installation of APPS software products is included within professional services. APPS professional service revenue recognition is explained on pages 82 and 83 of our Form 10-K for the year ended December 31, 2010.

We respectfully advise the Staff that we will include a more complete discussion of printer installation revenue recognition in future filings, if material.

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

4.	We note your disclosures, which indicate that because of uncertainties related to both the amount and ranges of possible loss from pending litigation matters, you are unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable results. We also note from the disclosure on page 107 regarding the Perfectproof matter that while you do not believe it is probable that you will incur a loss, it is reasonably possible that cash flows or results of operations could be materially affected by the expert’s assessment of damages and the result of the appeal. It appears from such disclosure that there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and if the amount of that additional loss would be material, you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response. We respectfully advise the Staff that we considered the requirements of ASC 450-20-30 and 50 in assessing whether the accrual or disclosure of a loss contingency relative to our exposure in the Perfectproof litigation is required. ASC 450-20-25-1 states that “When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote.… [ASC 450] uses the terms probable, reasonably possible, and remote to identify three areas within that range.” With respect to these three areas, the likelihood of loss is defined as follows:

Probable: The future event or events are likely to occur.

Reasonably Possible: The chance of the future event or events occurring is more than remote but less than likely.

Remote: The chance of the future event or events occurring is slight.

The likelihood of loss, as defined in ASC 450, establishes the requirement to accrue and disclose the related loss when its likelihood is determined to be “probable,” disclose the related loss when its likelihood is determined to be “reasonably possible,” or neither disclose or accrue the loss when its likelihood is determined to be “remote.”

On page 107 in Note 8: Legal Proceedings of our Form 10-K, we stated the following with respect to our exposure relative to the Perfectproof litigation: “Although we do not believe that Perfectproof’s claims are founded and we do not believe it is probable that we will incur a loss in this matter, it is reasonably possible that cash flows or results of operations could be materially affected by the expert’s assessment of damages and the result of our appeal.” In accordance with ASC 450-20-30, we disclosed this loss contingency.

We further stated that the Court of Appeal concluded “…the agreement between BEST and Perfectproof should be analyzed as an “exclusive” distribution agreement and as such, was subject to reasonable notice prior to termination. The Court of Appeal further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to determine the amount of damages within the court’s guidelines.” The Court of Appeal limited their conclusion to whether

Perfectproof was entitled to damages and left the determination of whether damages were incurred to the court-appointed expert.

Perfectproof is claiming damages of approximately $1.1 million. We do not know whether Perfectproof will be able to provide support for any amount of damages. We do not believe Perfectproof would have been more successful in their sales efforts during the period after they claim their “exclusive” distributorship was violated than was evidenced by their lack of sales results prior to that date.

Accordingly, we believe the range of loss is between one dollar and $1.1 million with no amount more likely than any other amount. ASC 450-20-50-4b. requires that we disclose “An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.” We disclosed the high end of the range. In future filings, we will explicitly state the low end of the range, even if that amount is zero. As stated above, on page 107 in Note 8: Legal Proceedings of our Form 10-K, we stated that “Although we do not believe that Perfectproof’s claims are founded and we do not believe it is probable that we will incur a loss in this matter, it is reasonably possible that cash flows or results of operations could be materially affected by the expert’s assessment of damages and the result of our appeal.”

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

5.	Your disclosures indicate that you determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated, however, you further state that you reserve an amount that you could reasonably expect to pay. Please explain further what you mean by “reasonably expect to pay.” In this regard, tell us whether your accruals for loss contingencies are based on what is probable or whether you use some lesser criteria and revise your disclosures in future filings to clarify this point.

Response: We respectfully advise the Staff that although we used the phrases “precise liability” and “reasonably expect to pay” in the introductory paragraph to Note 8: Commitments and Contingencies on page 106 of our Form 10-K, we have consistently applied the provisions of ASC 450-20-30 with respect to loss contingency accruals deemed “probable” to be incurred and the disclosure of “reasonably possible” loss contingencies. In relevant future filings, we will modify this language as follows:

“We may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, securities laws, intellectual property rights, employment matters, and other litigation matters relating to various claims that arise in the normal course of business. We assess our potential liability by analyzing specific litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. After taking all of the above factors into account, we determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated for the cases discussed. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to legal matters pending against us. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management’s attention and the creation of significant expenses.”

Note 11. Income Taxes, page 108

6.	We note you established a deferred tax valuation allowance of $3.5 million and $3.0 million at December 31, 2010 and 2009. In addition, we note certain of your loss and credit carryforwards will begin to expire in 2012 and that a significant portion of your loss and credit carryforwards are subject to annual limitations under the IRC. According to your disclosures on page 83, the company establishes a valuation allowance against your deferred tax assets when recovery of such assets is “not likely.” Please clarify that your valuation allowance is determined based on the more likely than not (a likelihood of more than 50 percent) criteria in ASC 740-10-30-5(e). In addition, explain further how you determined the reasonableness of your current valuation allowances. In this regard, considering you incurred a net loss before income taxes in fiscal years 2008 and 2010, please describe further both the positive and negative evidence considered in concluding that it is more likely than not that most of your deferred tax assets will be realized. Also tell us how you considered significantly enhancing your disclosures to clarify your accounting for such allowance. We refer you to ASC 740-10-30-17 through 30-24.

Response. We respectfully advise the Staff that we have applied the criteria set forth in ASC 740-10-30-5(e) by using the “more likely than not (a likelihood of more than 50 percent)” standard to determine whether a valuation allowance is needed. We acknowledge the Staff’s comment that describes our assessment of the recovery of certain deferred tax assets on page 83 of our Form 10-K for the year ended December 31, 2010 as “not likely.” In future filings, we will clarify that the criteria for evaluating the recovery of deferred tax assets is whether such recovery is “not more likely than not” in accordance with ASC 740-10-30-5(e).

We stated on page 110 of our Form 10-K that our valuation allowance was related to the following deferred tax assets:

•	foreign tax credits resulting from the 2003 acquisition of Best GmbH,

•	compensation limitations potentially limited by IRC 162(m), and

•	net operating loss carryforwards resulting from the 2010 Radius acquisition.

We determined that it was not more likely than not that we would be able to realize the benefit of these deferred tax assets, and thus placed a valuation allowance on these specific deferred tax assets.

While our loss and credit carryforwards will begin to expire in 2012, the expiration date for any material or significant loss or credit carryforwards is no earlier than 2016. In addition, we do not anticipate that any material amount of these carryforwards will expire prior to being utilized.

In assessing the realizability of our remaining deferred tax assets, which are U.S. deferred tax assets, we reviewed both the positive and negative evidence as to whether these deferred tax assets would more likely than not be realized.

We considered the following positive evidence:

1)	Our ability to fully carryback our projected 2010 U.S. tax loss to earlier taxable years.

2)	Additional carryback capacity available to offset 2011 losses, if generated.

3)	Our loss and credit carryforwards do not expire prior to 2016 and are available to be utilized until then.

4)	Our ability to monetize certain appreciated assets (i.e., our facility in Foster City, California) in a sale-leaseback transaction.

5)	Our strong history of earnings prior to the impact of the global recession in recent years.

6)	Our history of not having loss and credit carryforwards expire.

7)	Our results from operations have improved in each quarter of 2010 as compared with earlier quarters.

8)	Our 2011 forecast of positive U.S. taxable income.

We considered the following negative evidence:

1)	Our three year cumulative U.S. pre-tax loss of $3.9 million, after permanent adjustments and significant and unusual items.

2)	Our ability to utilize deferred assets in excess of those that can be carried back to prior taxable years is dependent upon achieving revenue and profitability targets that increased from 2010 to 2011.

Although we have discussed the valuation allowance criteria in both the income tax footnote and the income tax section of the MD&A, we will expand our discussion to include the factors used to evaluate the need for a valuation allowance in future filings. In addition, we will clarify that our valuation allowance is based on the more likely than not criteria in future filings.

Note 11. Income Taxes, page 108

7.	Please provide a breakdown of the “reduction in accrual for estimated potential tax assessments” as disclosed in your tax rate reconciliation table on page 110 for each period presented and explain, in detail, what each adjustment represents. In addition, tell us whether these adjustments are the same as the “discrete tax adjustments” discussed on page 49. If not, explain further the reasons for each of the discrete tax adjustments as discussed in your MD&A disclosures.

Response. We respectfully advise the staff that the charges and benefits listed on pages 49 and 50 of our Form 10-K were treated as discrete tax adjustments due to guidance provided in ASC 740 or due to the significant and unusual nature of the underlying pre-tax adjustment as follows:

•	Discrete tax adjustments pursuant to guidance in ASC 740:

1.	Tax shortfalls recorded pursuant to ASC 718-740.

2.	Employee Stock Purchase Plan benefits recorded pursuant to ASC 718-740.

3.	Interest accrued or released related to prior year tax contingencies.

4.	Uncertain tax position reserve additions and releases related to prior tax years.

5.	Reassessment of tax expense related to the filing of prior year tax returns.

•	Discrete tax adjustments due to the significant and unusual nature of the underlying pre-tax adjustment:

1.	Tax provision related to the 2009 gain on the sale of building and land,

2.	Tax benefit related to restructuring and severance charges, and

3.	Tax benefit related to asset impairment charges.

The “reduction in accrual for estimated potential tax assessments” as disclosed in our tax rate reconciliation table on page 110 of our Form 10-K for the year ended December 31, 2010, represents a portion of the discrete tax adjustments discussed in MD&A in our Form 10-K on page 49. The breakdown of the “Reduction in accrual for estimated potential tax assessments” is as follows:

	For the years ended
(in millions)	2010	2009	2008
Reversals of uncertain tax positions due to statute of limitation expirations	$(7.5)	$(0.3)	$—	Note 1
Reversals of accrued Interest related to uncertain tax positions	(1.0)	(0.6)	—	Note 1
Net adjustments due to foreign audit settlements	—	(1.1)	—	Note 1
Interest accrued on prior year accruals for uncertain tax positions	0.4	0.7	0.7	Note 1
Net adjustments due to IRS audit settlements	—	—	(1.1)	Note 2
Reassessment of prior year uncertain tax positions due to the filing of U.S. tax returns	—	(0.3)	—	Note 3
Reassessment of deferred tax assets	—	1.2	—	Note 4

Total reduction in accrual for estimated potential tax assessments	$(8.1)	$(0.4)	$(0.4)

Note 1:	Included in the discussion of discrete tax adjustments on page 49 of our Form 10-K for the year ended December 31, 2010.

Note 2:	MD&A indicates that the IRS settlement resulted in a net benefit of $2.5 million. Listed above is $1.1 million included within the caption “Reduction in accrual for estimated potential tax assessments” in the tax rate reconciliation table on page 108 of our Form 10-K for the year ended December 31, 2010. The remaining $1.4 million of discrete tax adjustments were included in the foreign rate differential and state tax expense items in the tax rate reconciliation table.

Note 3:	In our 2009 income tax provision, a charge of $0.3 million related to the reassessment of 2008 taxes resulting from the filing of our 2008 federal and state tax returns offset the benefit listed above of $0.3 million for the reassessment of reserves for prior year uncertain tax positions. This amount was included in various other line items in the tax rate reconciliation table. Both items were treated as discrete tax adjustments in the MD&A, and, taken together, netted to zero.

Note 4:	The reassessment of deferred tax assets is not considered to be a discrete tax adjustment. The impact of any reassessment of deferred tax assets is allocated among the interim periods remaining in the year.

The narrative discussion of discrete tax adjustments that was included on page 49 of MD&A in our Form 10-K for the year ended December 31, 2010, is presented in tabular format, along with the reason for each adjustment, as follows:

	For the years ended
(in millions)	2010	2009	2008
Provision for (benefit from) income taxes before discrete items	$(0.2)	$(13.0)	$(17.3)
Provision related to tax shortfalls recorded pursuant to ASC 718-740	4.1	5.8	2.5
Reassessment of tax expense due to the filing of prior year tax returns	(2.4)	—	(0.8)
Tax provision related to gain on sale of building and land	—	32.0	—
Tax benefit related to restructuring and severance charges	(1.1)	(3.5)	(2.2)
Tax benefit related to asset impairment charges	(0.3)	(1.3)	—
Tax benefit related to excess solvent inventories and related end-of-life purchases	(0.4)	—	—
Tax benefits related to ESPP dispositions	(0.7)	(0.5)	—
Reversals of uncertain tax positions due to statute of limitation expirations	(7.5)	(0.3)	(0.3)
Reversals of accrued Interest related to uncertain tax positions	(1.0)	(0.6)	—
Net adjustments due to foreign audit settlements	—	(1.1)	—
Interest accrued on prior year accruals for uncertain tax positions	0.4	0.7	0.7
Net adjustments due to IRS audit settlements	—	—	(2.5)

Provision for (benefit from) income taxes	$(9.1)	$18.2	$(19.6)

Beginning with our Form 10-Q for the quarter ended March 31, 2011, we have summarized these various discrete tax adjustment charges and benefits in a table to allow readers to compare these adjustments between periods. We will continue to provide this table in our MD&A in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements

Revenue Recognition, page 6

8.	You indicate that the company determines the best estimate of the selling price (BESP) by considering factors such as pricing practices and controls, customer segment pricing strategies, the product lifecycle and market conditions such as competitor pricing strategies and industry technology lifecycles. Please tell us and expand your disclosures in future filings to more clearly explain how you determine BESP. In this regard, describe further how each of these factors are used in determining BESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

Response. We respectfully acknowledge the Staff’s comments and will expand our discussion of the factors considered and the methodology followed to develop BESP in accordance with ASC 605-25-50-2 in future filings.

We recognize revenue in multiple element arrangements involving tangible products containing software and non-software components that function together to deliver the product’s essential functionality by applying the relative selling price method of allocation. The selling price for each element is determined using Vendor Specific Objective Evidence (“VSOE”) when available (including post-contract customer support, professional services, and training) or Third Party Evidence (“TPE”). If VSOE and TPE are not available, the Best Estimate of Selling Price (“BESP”) is used when applying the relative selling price method for each unit of accounting. If the arrangement includes software and non-software elements, revenue is first allocated to the non-software and software elements as a group based on their relative selling price in accordance with ASC 605-25. Thereafter, the relative selling price allocated to the software elements as a group is further allocated to each unit of accounting in accordance with ASC 985-605.

We have established VSOE for professional services, post contract support, and training based on standalone transactions. We have calculated BESP for licenses and hardware. We considered several different methods of establishing BESP including cost plus with a reasonable margin and standalone selling price of the same or similar products and, if available, targeted rate of return, list price less discount, and company published list prices to identify the most appropriate representation of the estimated selling price of our products.

Historically, we have granted discounts in association with the sale of our products. These discounts have increased during the recent economic downturn. Due to the wide range of discounts offered to our customers, we determined that selling price of the same or similar products, list price less discount, and company published list prices were not appropriate methods to be used in determining BESP for our products. Cost plus a reasonable margin and targeted rate of return were eliminated due to the difficulty in determining the cost associated with the intangible elements of each product’s cost structure. As are result, management believes that best estimate of the selling price of a deliverable is to consider an appropriate range of sale prices and calculate BESP using the bell shaped curve. Deliverables sold as standalone transactions and in bundled arrangements during the last six months of 2010 were included in the calculation of BESP.

We offer customization for some of our products. Customization does not have a significant impact on discounting or pricing of our products. When historical data is unavailable to calculate and support the determination of BESP on a product, then BESP of similar products is substituted for revenue allocation purposes.

Note 1. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements

Revenue Recognition, page 6

9.	Please explain further your discussion regarding your accounting for arrangements that include software licenses, post-customer support and professional services prior to the adoption of ASU 2009-13 and 2009-14. For instance, it is unclear if the accounting for such arrangements changed upon adoption of this guidance and if so, why as multiple-element software arrangements (that do not also include the sale of tangible products) are not within the scope of this new guidance. Please explain further and in your response tell us which of your products, if any, fall within the scope of ASU 2009-14 and which products remain with the scope of ASC 985-605.

Response. We respectfully advise the Staff that the intent of our disclosure concerning our revenue recognition policy on page 6 of our Form 10-Q was to meet the requirements of ASC 235-10-50-1, which requires the disclosure of significant accounting policies. ASC 235-10-50-2 states that “The provisions of the preceding paragraph are not intended to apply to unaudited financial statements issued as of a date between annual reporting dates (for example, each quarter) if the reporting entity has not changed its accounting policies since the end of its preceding fiscal year.” In this regard, the Basis of Presentation footnote on page 6 of our Form 10-Q states that “These condensed consolidated financial statements and accompanying notes should be read in conjunction with our annual consolidated financial statements and the notes thereto for the year ended December 31, 2010, included in our Annual Report on Form 10-K.”

Our accounting for tangible products containing software and non-software components that function together to deliver the product’s essential functionality was changed to comply with the requirements of ASU 2009-14, which became effective during the quarter ended March 31, 2011. Accordingly, we disclosed this accounting policy change in the Recent Accounting Pronouncements footnote on page 6. Our accounting for multiple element arrangements that do not also include the sale of tangible products did not change and were not addressed in the following disclosure:

“ASU 2009-14 determined that tangible products containing software and non-software components that function together to deliver the product’s essential functionality are not required to follow the software revenue recognition guidance in ASC 985-605, Software Revenue Recognition, as long as the hardware components of the tangible product substantively contribute to its functionality. In addition, hardware components of a tangible product containing software components shall always be excluded from the guidance in ASC 985-605. We account for such bundled arrangements in accordance with SEC Staff Accounting Bulletin 104 “Revenue Recognition” (“SAB 104”).”

In order to further clarify our disclosure in this regard, we will state in future filings that we have not changed our accounting policy with respect to multiple element software arrangements that do not also include the sale of tangible products.

In preparing our Form 10-Q disclosure, we evaluated our products based on the provisions of ASU 2009-14 and ASC 985-605 as follows:

•	Software products in our APPS operating segment remain within the scope of ASC 985-605.

•	Fiery and Inkjet products are tangible products governed by the provisions of SAB 104.

•

We have insignificant transactions where tangible products and software products are sold in a bundled arrangement. Certain hardware components are bundled at times with software products in the Pace and Radius product lines. For such contracts, the total contract consideration is allocated to the software deliverables as a group and non-software deliverables using the relative selling price method. Once the deliverables have been separated, ASU 2009-13 applies to the non-software deliverables for the purpose of determining the units of accounting and allocating arrangement consideration to each unit. Provisions of ASC 985-605 are applied to the software deliverables for purposes of determining the units of accounting and allocating arrangement consideration to each unit. Hardware components are accounted for under SAB 104.

* * * * * * *

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of these filings. Should the Staff have any additional questions or comments, please direct them to Bryan Ko, Esq., General Counsel of the Company, at (650) 357-4164 or (650) 357-3776 (facsimile).

Regards,

/s/ Vincent Pilette

Vincent Pilette

Electronics For Imaging, Inc.

cc:	Bryan Ko, Esq., Electronics For Imaging, Inc.
Justyna Lloyd, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Meyers LLP